FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE   VICTORIA   3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia

ASX Announcement	www.nabgroup.com

Melbourne, Monday 27 February 2006

National Australia Bank corrects disclosures in 2005 Annual Financial Report

The National Australia Bank has identified classification errors in the 2005 Annual Financial Report that overstated the reported level of lending to the real estate construction sector.

In Note 16 on page 151 and Note 11 on page 144 covering industry sector concentrations in Australia it is incorrectly reported that loans and advances and customer acceptances to the construction sector total $5.7 billion.  These industry concentrations are also reported in the table on loans by industry sector on page 52.

In fact, based on subsequent review, the aggregate amount of loans and advances and customer acceptances to the real estate construction sector (including reclassified overdrafts), is $1.6 billion for 2005.  This compares to $1.1 billion for the prior year.

In Note 16 on page 151 it is also incorrectly reported that instalment loans to individuals and other personal lending (including credit cards) in 2005 total $21.6 billion.  This total includes $6.2 billion of overdrafts to entities that were incorrectly classified.

The data for Australia in Note 16 and Note 11 has been corrected for the 2004 and 2005 financial years and is included in the tables below.

However, the total amount disclosed in Notes 11 and 16 for loans and advances and customer acceptances is correct and the revisions do not affect reported earnings or the financial position of the company.

National Australia Bank auditor Ernst & Young has reviewed these new disclosures for 2005 and 2004 and have agreed the approach adopted.

National Australia Bank Director Finance and Risk, Mr Michael Ullmer said: “The core financial information systems of the company are sound and controlled effectively.  These misclassifications do not change reported earnings or the financial position of the company.

“The industry classifications are derived from ancillary systems, which require considerable manual processing.

“As noted on page 66 of the 2005 Annual Financial Report, there is a significant over-reliance on manual processes.  Steps are being taken to upgrade these systems to reduce the reliance on manual processes.

“All related disclosures in the 2005 Annual Financial Report will be reviewed by no later than the half year profit announcement.

“I believe it was important to correct the reported position with respect to Australian real estate construction sector as soon as reliable information was available,” he said.

National Australia Bank Limited ABN 12 004 044 937

Note 11 Due from customers on acceptances
30 September 2005 & 30 September 2004

Australia - Group

	Revised		As Reported
	2005	2004	2005	2004
	$m	$m	$m	$m

Government and public authorities	44	33	44	9
Agriculture, forestry, fishing and mining	2,939	1,699	2,945	1,892
Financial, investment and insurance	2,549	1,814	2,532	3,182
Real estate - construction	794	448	122	699
Manufacturing	2,056	1,516	1,959	1,043
Instalment loans to individuals and other personal lending	191	128	191	136
Other commercial and industrial	19,039	10,628	19,819	9,305

Total	27,612	16,266	27,612	16,266

Note 16 Loans & advances
30 September 2005 & 30 September 2004

Australia - Group

	Revised		As Reported
	2005	2004	2005	2004
	$m	$m	$m	$m

Government and public authorities	612	539	607	620
Agriculture, forestry, fishing and mining	5,968	5,363	4,430	6,023
Financial, investment and insurance	5,676	4,748	5,093	6,102
Real estate - construction	794	673	5,587	1,728
Manufacturing	3,567	3,451	2,417	2,492
Real estate - mortgage	105,419	91,296	105,419	91,259
Instalment loans to individuals and other personal lending*	15,422	13,559	21,642	13,529
Lease financing	9,508	8,164	9,508	8,164
Other commercial and industrial	23,795	20,614	16,058	18,490

Total	170,761	148,407	170,761	148,407

* including credit cards

Footnote to Note 16:

In relation to the commercial real estate sector in total (including real estate – construction), the percentage this represents of the total Australian loans and advances (including overdrafts) and customer acceptances disclosed above would be 13% for 2005 and 11% for 2004.

For further information:

Brandon Phillips Group Manager, External Relations T 03 8641 3857 M 0419 369 058	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

Kim Lovely External Relations Manager T 03 8641 4982 M 0406 035 243

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •27 February 2006	Name: Brendan T Case
Title: Associate Company Secretary